                    March 13, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3030
Washington, DC 20549

Attention: Russell Mancuso, Branch Chief
Jay Mumford, Senior Attorney

Re:	Lam Research Corporation
Registration Statement on Form S-4
File No. 333-179267

Ladies and Gentlemen:

As requested by Mr. Mumford by telephone, we are submitting this letter supplementally to the staff (the “Staff”) of the Securities and Exchange Commission to set forth the reasons why we believe that the information required to be included in Part III (“Part III Information”) of the Annual Report on Form 10-K of Novellus Systems, Inc. (“Novellus”) does not need to be filed with the SEC prior to the granting by the Staff of effectiveness of the Registration Statement on Form S-4 (File No. 333-179267) (the “Registration Statement”) of Lam Research Corporation (“Lam Research”).

As discussed with Mr. Mumford, we are unaware of any Staff guidance directly addressing the issue of Part III Information of a non-registrant target company in the context of Form S-4, and we also note that the Staff has issued guidance that an automatic shelf registration statement on Form S-3 of a well-known seasoned issuer (“WKSI”) may be declared effective prior to the filing of the registrant’s Part III information (see Compliance and Disclosure Interpretation Question 114.05, dated January 26, 2009). Both Lam Research and Novellus are WKSIs. We believe that the accommodation provided to WKSIs in the S-3 context should similarly apply to a WKSI which, while not the registrant, is including its proxy in a Form S-4 registration statement for a meeting of shareholders that does not include the election of directors.

Anecdotally, as we discussed with Mr. Mumford, we also note that in other similar Form S-4 filings for mergers where directors were not being elected, the Staff has granted effectiveness prior to the filing of the target’s Part III Information. Recent examples include the following:

•

Hancock Holding Co.’s S-4 (File No. 333-171882) was granted effectiveness on April 1, 2011, prior to the filing of Whitney Holding Corporation’s Part III information (which was filed on April 18, 2011). The Staff had earlier raised a comment regarding the provision of Whitney’s Part III Information prior to effectiveness of the S-4, but in correspondence dated March 18, 2011 indicated that it would not require the Part III Information for effectiveness of the S-4.

•

DSW Inc.’s S-4 (File No. 333-172631) was granted effectiveness on April 8, 2011, prior to the filing of Retail Ventures, Inc.’s Part III Information (which was filed on May 20, 2011), without comment from the Staff.

We expect Novellus will timely file its Part III Information by amending its 10-K in advance of the special shareholders’ meeting to vote on the merger-related proposals contained in Novellus’ proxy statement.

We thank the Staff for the opportunity to discuss this issue and respectfully request that the Staff confirm that it will grant effectiveness for the Registration Statement prior to the filing of Novellus’ Part III Information. Please contact our counsel, David Sikes of Jones Day, at (415) 875-5853 with any questions or with your determination.

Thank you for your assistance.

Very truly yours,

/s/ George M. Schisler, Jr.
George M. Schisler, Jr.,
Vice President and General Counsel, Lam Research Corporation

cc:	Martin B. Anstice, President and Chief Executive Officer, Lam Research Corporation

Sarah O’Dowd, Group Vice President, Human Resources and Chief Legal Officer, Lam Research Corporation

Daniel R. Mitz, Esq., Jones Day